AH 4/1/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36696

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gelber Securities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 2100
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Gelber (312) 427-7100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH 4/1/2002

 Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian R. Gelber, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Gelber Securities L.L.C., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

20 day of February 2002

Signature
Brian R. Gelber

Notary Public


OFFICIAL SEAL
ANA L. HERNANDEZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-2-2005

President
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Gelber Securities, LLC
Table of Contents
December 31, 2001


A
M
&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Gelber Securities, LLC

We have audited the accompanying statement of financial condition of Gelber Securities, LLC as of December 31, 2001, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gelber Securities, LLC as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com


RECEIVED
MAR 01 2002
143
WASH. D.C.

Gelber Securities, LLC

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Gelber Securities, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 93,505
Receivables	
Clearing brokers	498,045
Parent	526,846
Securities owned (pledged $3,190,864)	11,896,770
Exchange membership (market value $415,000)	317,900
Other assets	63,811
Total assets	$ 13,396,877

Liabilities and Member's Equity

Liabilities	
Securities sold, not yet purchased	$ 2,246,003
Payable to traders	6,760,459
Payable to clearing broker	164,153
Accounts payable and accrued expenses	315,822
Total	9,486,437
Liabilities subordinated to claims of general creditors	1,127,500
Member's equity	2,782,940
Total liabilities and member's equity	$ 13,396,877

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Gelber Securities, LLC (the "Company"), a wholly owned subsidiary of Gelber Group, LLC (the "Parent"), is a registered securities broker-dealer that enters in proprietary transactions, primarily involving U.S. Government securities, futures and options on futures. The Company's proprietary traders participate in the net trading revenue generated from their trading activities. The Company, from time to time, also provides clearing services to customers located primarily in the Midwest, clearing all trades on a fully disclosed basis through other broker-dealers.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Commodities Transactions—Securities and commodities transactions are recorded on trade date. Marketable securities and commodities are valued at market or quoted values. Securities, not readily marketable, are valued at estimated fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions earned on securities transactions are recorded on trade date.

Resale and Repurchase Agreements—Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements. The Company takes possession of securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned under resale agreements, monitors the market value of the underlying securities as compared to the related receivable, and obtains additional collateral as appropriate.

Income Taxes—Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Parent. Accordingly, the Company's taxable income or loss is included in the tax return of the Parent.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Marketable securities		
Overnight investment	$ 6,400,000	$ -
U.S. Government obligations	5,163,586	2,165,188
Fixed income	22,450	
Equities	39,329	80,815
Securities, not readily marketable	271,405	
Total	$ 11,896,770	$ 2,246,003

The overnight investment represents the simultaneous purchase and resale of U.S. Government obligations with same day settlement on the purchase and next day settlement on the resale. The fair value of the collateral obtained under this agreement was $6,401,354.

At December 31, 2001, marketable securities and cash on deposit with certain clearing brokers of $3,190,864 and $146,322 collateralize securities sold, not yet purchased.

Securities not readily marketable represent investments in private companies that are valued in good faith by management in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these securities.

Note 4 Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors at December 31, 2001 represent borrowings from the Parent pursuant to a subordinated loan agreement that provides for interest at 9 percent per annum and is due on July 31, 2003. This subordinated borrowing is available in computing net capital under the net capital requirements. To the extent that subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (see Note 7).

Note 5 Related-Party Transactions

The Company clears its commodities transactions through the Parent. At December 31, 2001, the payable to clearing broker of $160,767 is due to the Parent.

The Parent provides certain administrative and clearing services at no cost.

Note 6 Financial Instruments

Proprietary Trading Activities—In connection with its proprietary trading activities, the Company enters into transactions in a variety of cash and derivative financial instruments, including futures and options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market values of the underlying financial instruments may result in changes in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to mitigate market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Customer Activities—Securities transactions of customers are introduced to and cleared through various clearing brokers. Under the terms of the clearing agreements, the Company is required to guaranty the performance of its customers in meeting contractual obligations. The Company seeks to manage the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Concentration of Credit Risk—The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. As a matter of policy, the Company reviews, as considered necessary, the creditworthiness of the parties with which it conducts business.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equal to $100,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $2,434,000 and $483,000, respectively. The net capital rule may effectively restrict the repayment of subordinated borrowings and the withdrawal of capital by the member.

Note 8 Subsequent Event

Subsequent to December 31, 2001, the Company issued a new class of member units for $2,200,000.